EXHIBIT 99.1

Xenova Licenses TA-CIN to Cancer Research Technology

SLOUGH, U.K., Jan. 10, 2005 (PRIMEZONE) -- Xenova Group plc (Nasdaq:XNVA) (LSE:XEN) today announced that it has entered into a licensing agreement with Cancer Research Technology Limited (CRT) in respect of Xenova's intellectual property relating to TA-CIN. TA-CIN is a vaccine developed by Xenova as a treatment for women with cervical dysplasia, and has proved safe and immunogenic in Phase I and Phase II clinical trials.

CRT will facilitate a further Phase II clinical trial to be undertaken at St. Mary's Hospital Manchester and associated laboratory studies at the Paterson Institute for Cancer Research in Manchester to evaluate TA-CIN in combination with an immune modulator in subjects with vulval intra-epithelial neoplasia (VIN). This trial, expected to start shortly, will recruit between 20 and 30 women with known, pre-treated, or newly diagnosed VIN3. The primary end point is objective response of vulval intraepithelial lesions to treatment as well as evaluating safety, toxicity and tolerability of the combination treatment.

CRT will license TA-CIN patents, know-how and materials from Xenova and will undertake marketing of TA-CIN to potential commercial partners with a view to sub-licensing the development and commercialisation of the product. Net receipts from the sub-licensing of TA-CIN will be shared between Xenova and CRT after certain direct costs have been recouped.

Cervical dysplasia (also known as cervical intra-epithelial neoplasia, CIN) is one of a group of conditions, including VIN, known collectively as ano-genital intraepithelial neoplasia (AGIN), which are precursors to invasive cancers such as cervical cancer. Infection with certain high risk types of Human Papillomavirus such as HPV16, is closely associated with these dysplasias and cancers, which are difficult to treat and have a high recurrence rate.

David Oxlade, Chief Executive Officer of Xenova said: "We are delighted that the promising TA-CIN vaccine is now progressing into further Phase II studies through this relationship with CRT. This collaboration provides further evidence of the potential value of Xenova's portfolio of novel cancer drugs."

Dr. Keith Blundy, Chief Operating Officer of CRT stated: "We are pleased to in-license and develop this opportunity from Xenova, which clearly demonstrates CRT's strategy for expanding our oncology portfolio and addressing our goal of cancer patient benefit."

Notes to Editors

TA-CIN is a subunit vaccine comprising L2/E6/E7 proteins from Human Papillomavirus (HPV16), designed to generate a strong cellular immune response against HPV-infected cells. The vaccine is targeted at patients with cervical dysplasia (pre-invasive cervical disease), thus potentially preventing the onset of invasive cervical cancer. The initial product candidate for clinical trials is a genetically engineered fusion of three proteins from HPV 16 known to play a role in the progression of cervical disease. Published data have reported that tumour cells in more than 90 percent of patients with cervical cancer contain DNA from the HPV virus, specifically types 16 and 18.

Human papillomavirus (HPV) is a large family of small DNA viruses associated with a number of conditions ranging from skin warts and genital warts to cervical cancer. Infection with high risk types of HPV (such as HPV16 and HPV18) is strongly associated with ano-genital cancer and its precursor AGIN. These diseases are difficult to treat and have a high recurrence rate.

The successful results of a Phase I safety and immunogenicity study for TA-CIN were presented at the 19th International Human Papillomavirus Conference (September 2001). In this placebo-controlled, dose-escalating study, the vaccine was administered by intramuscular injection to 40 healthy volunteers. TA-CIN was found to be well tolerated. No serious adverse events were reported during the study. The vaccine was also found to be immunogenic. TA-CIN specific antibody responses, and positive T cell responses were seen in all of the cohorts receiving active vaccine.

In addition, TA-CIN has been evaluated in a prime boost strategy, in combination with TA-HPV. Pre-clinical studies, conducted by Xenova in conjunction with scientists at Leiden University Medical Centre, The Netherlands, demonstrated that use of TA-CIN together with TA-HPV, resulted in an immune response that was significantly greater than that observed with either product alone. In a subsequent Phase II prime boost clinical trial conducted at St. Mary's Hospital Manchester and the Paterson Institute for Cancer Research in Manchester, both products proved safe and well tolerated, and some clear clinical responses were demonstrated, even in women with long-standing disease.

Xenova originally licensed the rights to an L2 patent from CRT but returned these rights in early 2004 following the rationalisation of Xenova's patent portfolio following the acquisition of KS Biomedix Holdings plc.

TA-HPV is an immunotherapeutic vaccine developed for use alongside surgery in the treatment of cervical cancer and for the treatment of high-grade AGIN.

Xenova Group plc is a U.K.-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of products in clinical development, including three cancer programmes: its lead product TransMIDTM, for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 75 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN) For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk and www.gbmtrial.com

Cancer Research Technology Limited (CRT) is a specialist technology transfer company which aims to develop new discoveries in cancer research for the benefit of cancer patients. CRT is wholly owned by Cancer Research U.K., the largest independent funder of cancer research in the world. CRT works closely with leading international cancer scientists and their institutes to protect intellectual property arising from their research and to establish links with commercial partners. CRT facilitates the discovery, development and marketing of new cancer therapeutics, vaccines, diagnostics and enabling technologies. Further information about CRT can be found at www.cancertechnology.co.uk.

Cancer Research UK is Europe's leading cancer charity, dedicated to research into the causes, prevention and treatment of cancer. The charity supports the work of 3,000 scientists, doctors and nurses in over 80 academic centres across the U.K., with an annual scientific spend of more than (Pounds) 213 million. Further information about Cancer Research UK can be found at www.cancerresearchuk.org.

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: our dependence upon strategic alliance partners to develop and commercialize products and services. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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